                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)*

                            BIOSPHERICS INCORPORATED
                            ------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    090662107
                              --------------------
                                 (CUSIP Number)

                      Rose Glen Capital Management, L.P.
                                251 St. Asaphs Rd.
                                3 Bala Plaza - East
                               Bala Cynwyd, PA 19004
                              Attn: Gary S. Kaminsky
                                  (610) 617-5900
        ---------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 31, 1999
             -----------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / /  Rule 13d-1(b)
         /X/  Rule 13d-1(c)
         / /  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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CUSIP NUMBER: 090662107                                      PAGE 2 OF 9 PAGES
------------------------------------------------------------------------------

1)       Names of Reporting Persons; S.S. or I.R.S. Identification

         RGC International Inveastors, LDC
--------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  /X/
         (b)  N/A
--------------------------------------------------------------------------------

3)       SEC Use Only
--------------------------------------------------------------------------------

4)       Citizenship or Place of Organization                   Cayman Islands
--------------------------------------------------------------------------------

                 5)      Sole Voting Power

   Number of     ---------------------------------------------------------------
    Shares
 Beneficially    6)      Shared Voting Power                          812,000(1)
   Owned by
Each Reporting   ---------------------------------------------------------------
 Person With
                 7)      Sole Dispositive Power

                 ---------------------------------------------------------------

                 8)      Shared Dispositive Power                     812,000(1)

--------------------------------------------------------------------------------

9)       Aggregate Amount Beneficially
         Owned by Each Reporting Person                               812,000(1)
--------------------------------------------------------------------------------

10)      Check if the Aggregate Amount in Row (9)
         Excludes Certain Shares (See Instructions)                         N/A
--------------------------------------------------------------------------------

11)      Percent of Class Represented by Amount in Row (9)                  7.9%
--------------------------------------------------------------------------------

12)      Type of Reporting Person  (See Instructions)                        OO
--------------------------------------------------------------------------------


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CUSIP NUMBER: 090662107                                       PAGE 3 OF 9 PAGES
--------------------------------------------------------------------------------

1)       Names of Reporting Persons; S.S. or I.R.S. Identification

                  Rose Glen Capital Management, L.P.
--------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  /X/
         (b)  N/A
--------------------------------------------------------------------------------

3)       SEC Use Only
--------------------------------------------------------------------------------

4)       Citizenship or Place of Organization
              Delaware
--------------------------------------------------------------------------------

                 5)      Sole Voting Power

   Number of     ---------------------------------------------------------------
    Shares
 Beneficially    6)      Shared Voting Power                          812,000(1)
   Owned by
Each Reporting   ---------------------------------------------------------------
 Person With
                 7)      Sole Dispositive Power

                 ---------------------------------------------------------------

                 8)      Shared Dispositive Power                     812,000(1)

--------------------------------------------------------------------------------

9)       Aggregate Amount Beneficially                                812,000(1)
         Owned by Each Reporting Person
--------------------------------------------------------------------------------

10)      Check if the Aggregate Amount in Row (9)
         Excludes Certain Shares (See Instructions)                        N/A
--------------------------------------------------------------------------------

11)      Percent of Class Represented by Amount in Row (9)                 7.9%
--------------------------------------------------------------------------------

12)      Type of Reporting Persons (See Instructions)                        PN
--------------------------------------------------------------------------------



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CUSIP NUMBER: 090662107                                        PAGE 4 OF 9 PAGES
--------------------------------------------------------------------------------

1)       Names of Reporting Persons; S.S. or I.R.S. Identification

                  RGC General Partner Corp.
--------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  /X/
         (b)  N/A
--------------------------------------------------------------------------------

3)       SEC Use Only
--------------------------------------------------------------------------------

4)       Citizenship or Place of Organization                           Delaware
--------------------------------------------------------------------------------

   Number of                        5)      Sole Voting Power
    Shares                          --------------------------------------------
 Beneficially
   Owned by                         6)      Shared Voting Power       812,000(1)
Each Reporting                      --------------------------------------------
 Person With
                                    7)      Sole Dispositive Power
                                    --------------------------------------------

                                    8)      Shared Dispositive Power  812,000(1)
--------------------------------------------------------------------------------

9)       Aggregate Amount Beneficially                                812,000(1)
         Owned by Each Reporting Person
--------------------------------------------------------------------------------

10)      Check if the Aggregate Amount in Row (9)
         Excludes Certain Shares (See Instructions)                         N/A
--------------------------------------------------------------------------------

11)      Percent of Class Represented by Amount in Row (9)                 7.9%
--------------------------------------------------------------------------------

12)      Type of Reporting Persons (See Instructions)                        CO
--------------------------------------------------------------------------------


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CUSIP NUMBER: 090662107                                       PAGE 5 OF 9 PAGES


                     FOOTNOTES TO COVER PAGE OF SCHEDULE 13G


1. This Amendment No. 1 to Schedule 13G is being filed on behalf of the following persons (the "Filers"):

         (1) RGC International Investors, LDC, a Cayman Islands limited duration company ("RGC");

         (2) Rose Glen Capital Management, L.P., a Delaware limited partnership ("Rose Glen"); and

         (3)      RGC General Partner Corp., a Delaware corporation ("Partner").

         Each of Rose Glen and Partner shall be collectively referred to as the "RGC Affiliates."

         RGC is a private investment fund. Rose Glen is the investment manager of RGC and Partner is the general partner of Rose Glen. The Common Stock to which this Schedule 13G relates is owned by RGC. The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers of the RGC Affiliates are set forth in the table on Schedule A hereto.

         RGC owns, and Rose Glen as investment manager of RGC and Partner as general partner of Rose Glen beneficially own, 812,000 shares of Common Stock or approximately 7.9% of the outstanding shares of the Issuer. The total number of shares of Common Stock beneficially owned by the Filers consists of (i) 237,000 of Common Stock and (ii) 575,000 shares of Common Stock that are currently issuable within 60 days of December 31, 1999 upon exercise of two Warrants to purchase an aggregate of 575,000 shares of Common Stock. The Warrants are exercisable at any time at exercise prices of $4.00 and $4.50, respectively, and expire on December 12, 2000. The Warrants are exercisable only to the extent that the number of shares of Common Stock issuable upon exercise of the Warrants together with any other shares of Common Stock beneficially owned by the Filers would not exceed 9.9% of the then outstanding Common Stock of the Issuer.

         Each of RGC and the RGC Affiliates has sole power to vote and to dispose of the shares indicated.



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CUSIP NUMBER: 090662107                                        PAGE 6 OF 9 PAGES

                                  SCHEDULE 13G

ITEM 1.  (a).     NAME OF ISSUER: Biospherics Incorporated (the "Issuer")

         (b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 12501 Indian Creek Court, Beltsville, Maryland 20705

ITEM 2.  (a).     NAME OF PERSON FILING: This Schedule 13G is being filed on behalf of the following persons (the "Filers"):

                  (1) RGC International Investors, LDC, a Cayman Islands limited duration company ("RGC");

                  (2) Rose Glen Capital Management, L.P., a Delaware limited partnership ("Rose Glen"); and

                  (3) RGC General Partner Corp., a Delaware corporation ("Partner").

                  Each of Rose Glen and Partner shall be collectively referred to as the "RGC Affiliates."

                  RGC is a private investment fund. Rose Glen is the investment manager of RGC and Partner is the general partner of Rose Glen. The Common Stock to which this
                  Schedule 13G relates is owned by RGC. The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers of the RGC Affiliates are set forth in the table on Schedule A hereto.

         (b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                  RESIDENCE: The business address for each of the RGC Affiliates is 251 St. Asaphs Road, Suite 200, 3 Bala Plaza - East, Bala Cynwyd, Pennsylvania 19004. The business address for RGC is c/o SEI Fund Resources International, Ltd., 30 Herbert Street, Dublin, Ireland 2. The residence or business address of each of the executive officers of the RGC Affiliates are set forth in the table on Schedule A hereto.

          (c). CITIZENSHIP: RGC is a Cayman Islands limited duration company. Rose Glen is a Delaware limited partnership. Partner is a Delaware corporation. The citizenship of each of the executive officers of the RGC Affiliates are set forth in the table on Schedule A hereto.

          (d). TITLE OF CLASS OF SECURITIES: Common Stock, $.01 par value (the "Common Stock").

          (e).    CUSIP NUMBER:  090662107




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NUMBER: 090662107                                              PAGE 7 OF 9 PAGES

ITEM  3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
         (c), CHECK WHETHER THE PERSON FILING IS A: N/A

         If this statement is filed pursuant to Rule 13d-1(c), check this box.
         /X/

ITEM 4. OWNERSHIP. For information concerning the ownership of Common Stock of the Issuer by RGC and the RGC Affiliates, see Items 5 through 9 and 11 of the cover pages to this Schedule 13G and the footnotes thereto.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS. N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. RGC has granted to Rose Glen, as investment manager, the sole power to manage RGC's investments.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY. N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.   N/A

ITEM 10. CERTIFICATIONS.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.






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NUMBER: 090662107                                              PAGE 8 OF 9 PAGES


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2000.

                        RGC INTERNATIONAL INVESTORS, LDC
                        By: Rose Glen Capital Management, L.P.
                        By: RGC General Partner Corp.


                        By:    /s/ Wayne D. Bloch
                            --------------------------------
                                Wayne D. Bloch
                                Managing Director


                        ROSE GLEN CAPITAL MANAGEMENT, L.P.
                        By: RGC General Partner Corp.


                        By:    /s/ Wayne D. Bloch
                            --------------------------------
                                Wayne D. Bloch
                                Managing Director


                        RGC GENERAL PARTNER CORP.


                        By:    /s/ Wayne D. Bloch
                            --------------------------------
                                 Wayne D. Bloch
                                 Managing Director


         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. SECTION 1001)



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CUSIP NUMBER: 090662107                                       PAGE 9 OF 9 PAGES


                                   SCHEDULE A


         The name, citizenship and principal occupation or employment of each executive officer of the RGC Affiliates are set forth below. The business address of the above listed persons is 251 St. Asaphs Road, Suite 200, 3 Bala Plaza-East, Bala Cynwyd, Pennsylvania 19004.


Name and Position       Citizenship     Principal Occupation or Employment
-----------------       -----------     ----------------------------------

Wayne D. Bloch          United States   Managing Director - RGC General Partner Corp.*

Gary S. Kaminsky        United States   Managing Director - RGC General Partner Corp.*

Steven B. Katznelson    Canada          Managing Director - RGC General Partner Corp.*


RGC is governed by a board of directors consisting of Messrs. Bloch, Kaminsky and Katznelson and three additional persons who are affiliates of RGC's administrator, SEI Fund Resources International, Ltd. RGC's board of directors has granted to Rose Glen, as investment manager, the sole power to manage RGC's portfolio of investments.


* Messrs. Bloch, Kaminsky and Katznelson own all of the outstanding capital stock of Partner, are the sole officers and directors of Partner and are parties to a shareholders agreement pursuant to which they collectively control Partner. Through Partner, Messrs. Bloch, Kaminsky and Katznelson control Rose Glen.